UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX/ Media release	30 June 2006

PHARMAXIS’ FIRST COMMERCIAL SUPPLY OF ARIDOL TO U.S. MARKET

Pharmaxis (ASX:PXS, PXSL:NASDAQ) today announced that a U.S. pharmaceutical company has placed an order to purchase Aridol™ test kits for a series of asthma trials evaluating its new asthma therapeutic. The phase II trials will be conducted in North America and are expected to commence later this year.

Dr Alan Robertson, Pharmaxis CEO said “There are many products in development for asthma and a very significant need exists for tests that can demonstrate their therapeutic benefits. Aridol testing fills this need by providing information about the patient’s inflammatory status and response to treatment. The standardized and easy to use Aridol testing protocol, backed up by regulatory approval makes Aridol a unique diagnostic tool which we hope will receive widespread acceptance and use in clinical trials”.

Aridol is the only asthma test registered in Australia. Pharmaxis has submitted an application for approval in Europe and is in the final stages of a phase III study necessary for filing a marketing application in the U.S. Aridol has been the subject of over 30 peer reviewed publications. Since Pharmaxis expanded its GMP facility and made available a new clinical trial kit, the number of studies has risen to more than 60 worldwide, most initiated by key opinion leaders in respiratory medicine. Aridol can be supplied to companies wishing to conduct clinical trials by referencing the IND granted by the U.S. FDA in 2005.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au

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SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson—Chief Executive Officer
Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, +1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: +61 2 8264 1004 or

+61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a physician. Yet physicians currently rely upon complex laboratory tests when trying to confirm the diagnosis for a possible asthmatic patient.

The lung function test, Aridol, has been developed by Australian researchers and Pharmaxis Ltd. It was registered by the Australian Therapeutic Goods Administration (TGA) in March 2006 to identify bronchial hyperresponsiveness to assist in the diagnosis of asthma.

The simple test uses a patented formulation of mannitol processed into a respirable dry powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract. The changes in the airways are simply detected by measuring the amount of air a person can exhale in one second. It has been demonstrated that when airway inflammation has been reduced following treatment, the dose of Aridol to cause contraction increases. This may assist doctors in making decisions on how to treat the patient.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	July 5, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer